UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Blue Ocean Resources Pte. Ltd.
PT Central Proteinaprima Tbk.
PT Centralwindu Sejati
PT Centralpertiwi Bahari
PT Marindolab Pratama
PT Central Panganpertiwi
(Names of Applicants)

Blue Ocean Resources Pte. Ltd. 8 Murray Street, #01-01 Singapore 079522	PT Central Proteinaprima Tbk. PT Centralpertiwi Bahari PT Central Panganpertiwi 19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia	PT Marindolab Pratama Jl. Modern Industri III Blok A9-10, Nambo Ilir, Kibin, Serang, Indonesia	PT Centralwindu Sejati Jalan Berbek Industri I/24, Brebek, Waru, Sidoarjo, Indonesia
(Addresses of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
Step Up Rate Guaranteed Senior Secured Notes due 2020	US$325,000,000 aggregate principal amount

Approximate date of proposed issuance
On the Exchange Date as referred to herein.

Name and address of agent for service

CT Corporation
111 8th Avenue # 13
New York, New York 10011
Tel: (212) 894-8940

With a copy to:
Tandip Singh Premier Law LLC 22 Malacca Street #14-02 RB Capital Building Singapore 048980 Tel: (65) 6372-2030 Fax: (65) 6536-6698	Andrew D. Hutton O’Melveny & Myers LLP 9 Raffles Place #22-01 Republic Plaza 1 Singapore 048619 Tel: (65) 6593-1800 Fax: (65) 6593-1801

The Applicants hereby amend this Application (as defined below) on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application, or (ii) such date as the U.S. Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended (the “TIA”),  may determine upon the written request of the Applicants.

TABLE OF CONTENTS

Item 1. GENERAL INFORMATION
Item 2. SECURITIES ACT EXEMPTION APPLICABLE
Item 3. AFFILIATES
Item 4. DIRECTORS AND EXECUTIVE OFFICERS
Item 5. PRINCIPAL OWNERS OF VOTING SECURITIES
Item 6. UNDERWRITERS
Item 7. CAPITALIZATION
Item 8. ANALYSIS OF INDENTURE PROVISIONS
Item 9. OTHER OBLIGORS
SIGNATURES

EXHIBIT INDEX
Exhibit T3A.1
Exhibit T3A.2
Exhibit T3A.3
Exhibit T3A.4
Exhibit T3A.5
Exhibit T3A.6
Exhibit T3B.1
Exhibit T3B.2
Exhibit T3B.3
Exhibit T3B.4
Exhibit T3B.5
Exhibit T3B.6
Exhibit T3C
Exhibit T3D.1
Exhibit T3D.2
Exhibit T3E
Exhibit T3F
Exhibit 25.1

GENERAL

Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Indenture (as defined below).

Item 1.  General Information. Furnish the following information as to each of the Applicants:

(a) Form of organization.

Blue Ocean Resources Pte. Ltd. (the “Issuer”) is a corporation and a wholly-owned subsidiary of PT Central Proteinaprima Tbk.;

PT Central Proteinaprima Tbk. (the “Company” or the “Parent Guarantor”) is a corporation and the direct parent company of all of the other Applicants;

PT Centralwindu Sejati (“CWS”) is a corporation and a majority-owned subsidiary of the Company and has no independent operations;

PT Centralpertiwi Bahari (“CPB”) is a corporation and a majority-owned subsidiary of the Company;

PT Marindolab Pratama (“Pratama”) is a corporation and a majority-owned subsidiary of the Company;

PT Central Panganpertiwi (“CP Pertiwi”, and together with CWS, CPB and Pratama, the “Subsidiary Guarantors”) is a corporation and a majority-owned subsidiary of the Company; and

the Issuer, the Company and the Subsidiary Guarantors are collectively referred to herein as the “Applicants”.

(b) State or other sovereign power under the laws of which organized.

The Issuer is organized under the laws of the Republic of Singapore.

The Company and each of the Subsidiary Guarantors are organized under the laws of the Republic of Indonesia.

Item 2.  Securities Act exemption applicable. State briefly the facts relied upon by the Applicants as a basis for the claim that registration of the Indenture securities under the Securities Act of 1933, as amended (the “Securities Act”), is not required.

The Applicants are offering to exchange (the “Exchange”) the Issuer’s US$325,000,000 11% Guaranteed Senior Secured Notes Due 2012 (the “Existing Notes”) for US$325,000,000 Step Up Rate Guaranteed Senior Secured Notes due 2020 (the “Amended and Restated Notes”). The Exchange will be effected pursuant to a scheme of arrangement (the “Scheme”) under Section 210 of the Companies Act (Chapter 50; 2006 Revised Edition) of the Republic of Singapore (the “Act”). On January 18, 2013, the Issuer petitioned the High Court of the Republic of Singapore (the “Court”) for leave to convene a meeting (the “Scheme Meeting”) of the holders of the Existing Notes (collectively, the “Scheme Creditors”) for the purpose of considering and, if thought fit, approving, the Scheme and the Exchange. On February 14, 2013, the Court issued an order (the “Convening Order”) granting the Issuer leave to convene the Scheme Meeting. In accordance with the Convening Order, the Issuer will advertise the date, time and location of the Scheme Meeting to the Scheme Creditors by publishing advertisements in the Business Times and Lianhe Zaobao, circulating a notice through the clearing systems and publishing a notice on an approved bondholder communications website.

If the Scheme is approved at the Scheme Meeting by a majority in number representing three fourths (¾) by value of those Scheme Creditors present and voting (in person or by proxy) at the Scheme Meeting, the Chairman of the Scheme Meeting will file a report with the Court describing the proceedings at the Scheme Meeting and confirming that the Scheme was approved by the requisite majorities of Scheme Creditors. The Court will then, upon the application of the Issuer, schedule a hearing (the “Sanction Hearing”) where it will decide whether to sanction the Scheme in accordance with the provisions of the Act. In considering whether to exercise its powers to sanction the Scheme at the Sanction Hearing, the Court will consider (among other things) whether the relevant provisions of the Act have been complied with and whether the proposed Scheme is fair and reasonable. If the Scheme is sanctioned by the Court at the Sanction Hearing, an office copy of the Court order sanctioning the Scheme (the “Sanction Order”) will need to be delivered to the Accounting and Corporate Regulatory Authority of the Republic of Singapore in order for the Scheme to become effective. If the Scheme becomes effective, it will (under the laws of the Republic of Singapore) be binding on all Scheme Creditors.

Under the terms of the Scheme, the Existing Notes will be amended and restated on the terms set out in an amended and restated indenture to be executed by (among others) the Applicants and the Trustee (the “Indenture”) (see Exhibit T3C). The Amended and Restated Notes will be issued by the Issuer in reliance on the exemption from registration provided in Section 3(a)(10) of the Securities Act, which states, in relevant part, that:

“…any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests…where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The three main elements of the Section 3(a)(10) exemption are: (a) an exchange of outstanding securities, claims or property interests; (b) a fairness hearing; and (c) court approval of the issuance and exchange. Assuming that the Scheme becomes effective, as described above, each of these elements will be satisfied in connection with the issuance of the Amended and Restated Notes.

(a) Exchange of Securities: Pursuant to the Scheme, the Amended and Restated Notes will be issued in exchange for the Existing Notes on a date failing approximately two (2) weeks after the Court has issued the Sanction Order (the “Exchange Date”).

(b) Fairness Hearing: If the Scheme is approved at the Scheme Meeting by a majority in number representing three fourths (¾) by value of the Scheme Creditors present and voting (in person or by proxy) at the Scheme Meeting, the Court will (upon the application of the Issuer) schedule the Sanction Hearing. At the Sanction Hearing, the Court will consider (among other things) whether the relevant provisions of the Act have been complied with and whether the proposed Scheme is fair and reasonable. If the Scheme is sanctioned by the Court at the Sanction Hearing, an office copy of the Sanction Order will need to be delivered to the Accounting and Corporate Regulatory Authority of the Republic of Singapore in order for the Scheme to become effective. If the Scheme becomes effective, it will (under the laws of the Republic of Singapore) be binding on all Scheme Creditors.

(c) Court Approval: The Scheme is subject to approval by the Court. The Court will be advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

Item 3.  Affiliates. Furnish a list or diagram of all affiliates of each of the Applicants and indicate the respective percentages of voting securities or other bases of control.

For purposes of this Application only, each of the Applicant’s directors and executive officers (as defined in Sections 303(5) and 303(6) of the TIA, respectively) may be deemed to be “affiliates” of the Applicants. See Item 4 “Directors and Executive Officers” below for a list of the directors and executive officers of each of the Applicants, which list is incorporated herein by reference.

The following is a list of affiliates of the Applicants as of the date of this Application. The following list is expected to correspond to the list of affiliates of each of the Applicants immediately following the Exchange Date.

Name	Jurisdiction of Formation	Owners and Percentage as of the date of this Application
Blue Ocean Resources Pte. Ltd.	Singapore	PT Central Proteinaprima Tbk. (100.00%)
PT Central Proteinaprima Tbk.	Indonesia	Publicly traded and held by various shareholders
PT Centralpertiwi Bahari	Indonesia	PT Central Proteinaprima Tbk. (99.37%)
PT Centralwindu Sejati	Indonesia	PT Central Proteinaprima Tbk. (99.99%)
PT Central Panganpertiwi	Indonesia	PT Central Proteinaprima Tbk. (99.99%)
PT Marindolab Pratama	Indonesia	PT Central Proteinaprima Tbk. (90.00%)
PT Central Bali Bahari	Indonesia	PT Central Proteinaprima Tbk. (99.99%)
PT Windusejati Pertiwi	Indonesia	PT Centralwindu Sejati (99.99%)
PT Andalas Windumurni	Indonesia	PT Centralwindu Sejati (99.99%)
PT Citra Windupertala	Indonesia	PT Centralwindu Sejati (99.99%)
PT Suryawindu Pertiwi	Indonesia	PT Centralwindu Sejati (99.99%)

MANAGEMENT AND CONTROL

Item 4.  Directors and executive officers. List the names and complete mailing addresses of all directors and executive officers of each of the Applicants and all persons chosen to become directors or executive officers. Indicate all offices with each of the Applicants held or to be held by each person named.

The following sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the TIA, respectively) of each of the Applicants.

Blue Ocean Resources Pte. Ltd.

Name	Position	Address
Director
Martial Jean Francois Nicolas	Director	27 West Coast Crescent #14-19, Singapore 128048

PT Central Proteinaprima Tbk.

Name	Position	Address
Commissioners
Jenderal (Purn) Fachrul Razi	President Commissioner and Independent Commissioner	Jalan Batu Ampar II No. 88, RT. 008, RW. 003, Batu Ampar, Kramat Jati, Jakarta, Indonesia
K.R.T. Franciscus Affandy	Vice President Commissioner	Jalan Sanur Indah No. 46, RT. 009, RW. 007, Kelapa Gading Barat, Kelapa Gading, North Jakarta, Indonesia
Djoko Muhammad Basoeki, IR	Independent Commissioner	Jalan Jambi 1, RT. 003, RW. 005, Darmo, Wonokromo, 60241, Surabaya, Indonesia

Directors
Mahar Atanta Sembiring	President Director	Jalan Erlangga V/22, RT. 005, RW. 003, Selong, Kebayoran Baru, Indonesia
mRT. Jimmy Joeng	Vice President Director, Director of Domestic Marketing, Shrimp Feed and Fish Feed	Jalan Darmo Harapan 5/ EH-9, RT. 007, RW. 004, Tanjungsari, Sukomanunggal, Indonesia
Achmad Wahyudi	Director of Aquaculture Operations, Unaffiliated Director	Jalan Bukit Kencana Estat 3 No. 25, RT 007, Sukarame, Bandar Lampung, Indonesia
Drs. Isman Hariyanto	Director of Government Relations and Community Development	Jalan Taman Pinang Indah E2-24, RT. 017, RW. 007, Banjarbendo, Sidoarjo, Indonesia
Sutanto Surjadjaja	Director of Export Marketing and Shrimp Processing Plant	Jalan Tulodong Bawah IV Lama No. 29, RT. 005, RW. 004, Selong, Kebayoran Baru, Jakarta, Indonesia
Fredy Robin Sumendap	Director of Feedmill Operations	Jalan Mutiara Kedoya Blok BI/ IJ, RT 011, RW 005, South Kedoya, Kebon Jeruk, West Jakarta, Indonesia
Drs. Aris Wijayanto, MSc	Director of Human Capital and General Affairs	Jalan Surya Kencana No. 13A, RT. 001, RW. 004, Pamulang Barat, Pamulang, Indonesia
Saleh	Director of Finance	Jalan Kelapa Kopyor Barat IV CH 1/8, RT. 004, RW. 012, Kelapa Gading Timur, Kelapa Gading, North Jakarta, Indonesia

PT Centralpertiwi Bahari

Name	Position	Address
Commissioners
K.R.T. Franciscus Affandy	President Commissioner	Jalan Sanur Indah No. 46, RT. 009, RW. 007, Kelapa Gading Barat, Kelapa Gading, North Jakarta, Indonesia
Saleh	Commissioner	Jalan Kelapa Kopyor Barat IV CH 1/8, RT. 004, RW. 012, Kelapa Gading Timur, Kelapa Gading, North Jakarta, Indonesia

Directors
Mahar Atanta Sembiring	President Director	Jalan Erlangga V/22, RT. 005, RW. 003, Selong, Kebayoran Baru, Indonesia
Vinai Rakhphongphairoj	Director	Jalan Topaz No. 73, Permata Hijau, South Jakarta, Indonesia
Drs. Isman Hariyanto	Director	Jalan Taman Pinang Indah E2-24, RT. 017, RW. 007, Banjarbendo, Sidoarjo, Indonesia
Dr. Bambang Widigdo	Director	Jalan Ciputih Gugahsari No. 20, RT. 003, RW. 003, Ciherang, Dramaga, Indonesia
Chiu Tsau Chi	Director	Four Season Residence, Jakarta, Spring Tower unit 26C, Jalan Setiabudi Tengah, South Jakarta, Indonesia

PT Centralwindu Sejati

Name	Position	Address
Commissioner
Mahar Atanta Sembiring	Commissioner	Jalan Erlangga V/22, RT. 005, RW. 003, Selong, Kebayoran Baru, Jakarta, Indonesia

Directors
Sutanto Surjadjaja	President Director	Jalan Tulodong Bawah IV Lama No. 29, RT. 005, RW. 004, Selong, Kebayoran Baru, South Jakarta, Indonesia
Drs. Isman Hariyanto	Director	Jalan Taman Pinang Indah E2-24, RT. 017, RW. 007, Banjarbendo, Sidoarjo, Indonesia

PT Central Panganpertiwi

Name	Position	Address
Commissioner
Mahar Atanta Sembiring	Commissioner	Jalan Erlangga V/22, RT. 005, RW. 003, Selong, Kebayoran Baru, Jakarta, Indonesia
Directors
mRT. Jimmy Joeng	President Director	Jalan Darmo Harapan 5/ EH-9, RT. 007, RW. 004, Tanjungsari, Sukomanunggal, Indonesia
Fredy Robin Sumendap	Director	Jalan Mutiara Kedoya Blok BI/ IJ, RT. 011, RW. 005, Kedoya Selatan, Kebon Jeruk, West Jakarta, Indonesia
Ir. Firmansyah Sastradiwirja	Director	Jemursari Regency Blok E 7, RT. 003, RW. 004, Tenggilis Mejoyo, Surabaya, Indonesia

PT Marindolab Pratama

Name	Position	Address
Commissioner
Mahar Atanta Sembiring	Commissioner	Jalan Erlangga V/22, RT. 005, RW. 003, Selong, Kebayoran Baru, Jakarta, Indonesia

Directors
Bambang Susanto	President Director	Jalan Darmo Baru Barat 8/32, RT. 006, RW. 002, Sono Kwijenan, Sukomanunggal, Surabaya, Indonesia
DR. Bambang Widigdo	Director	Jalan Ciputih Gugahsari No. 20, RT. 003, RW. 003, Ciherang, Dramaga, Bogor, Indonesia

Item 5.  Principal owners of voting securities. Furnish the following information as to each person owning 10 percent or more of the voting securities of any of the Applicants.

Blue Ocean Resources Pte. Ltd.

The following sets forth information as to each person owning ten percent (10%) or more of the voting securities of the Issuer as of the date of this Application. The following information is expected to correspond to the information immediately following the Exchange Date.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PT Central Proteinaprima Tbk. (19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia)	Common Stock	100.00%	100.00%

PT Central Proteinaprima Tbk.

The following sets forth information as to each person owning ten percent (10%) or more of the voting securities of the Company as of the date of this Application. The following information is expected to correspond to the information immediately following the Exchange Date.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PT Surya Hidup Satwa (19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia)	Common Stock	9,302,791,456	22.99%

PT Centralpertiwi Bahari

The following sets forth information as to each person owning ten percent (10%) or more of the voting securities of CPB as of the date of this Application. The following information is expected to correspond to the information immediately following the Exchange Date.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PT Central Proteinaprima Tbk. (19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia)	Common Stock	5,898,597,527	99.37%

PT Centralwindu Sejati

The following sets forth information as to each person owning ten percent (10%) or more of the voting securities of CWS as of the date of this Application. The following information is expected to correspond to the information immediately following the Exchange Date.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PT Central Proteinaprima Tbk. (19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia)	Common Stock	350,586	99.99%

PT Central Panganpertiwi

The following sets forth information as to each person owning ten percent (10%) or more of the voting securities of CP Pertiwi as of the date of this Application. The following information is expected to correspond to the information immediately following the Exchange Date.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PT Central Proteinaprima Tbk. (19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia)	Common Stock	57,190,000	99.98%

PT Marindolab Pratama

The following sets forth information as to each person owning ten percent (10%) or more of the voting securities of Pratama as of the date of this Application. The following information is expected to correspond to the information immediately following the Exchange Date.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
PT Central Proteinaprima Tbk. (19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia)	Common Stock	900,000	90.00%

UNDERWRITERS

Item 6.  Underwriters. Give the name and complete mailing address of (a) each person who within three years prior to the date of filing the Application, acted as an underwriter of any securities of any of the Applicants which were outstanding on the date of filing this Application, and (b) each proposed principal underwriter of the securities proposed to be offered. As to each person specified in (a), give the title of each class of securities underwritten.

(a) No person has, within the three years prior to the date of filing of this Application, acted as an underwriter of any securities of any of the Applicants that are outstanding as of the date of the filing of this Application.

(b) The Applicants do not propose to make use of an underwriter for the issuance of the Amended and Restated Notes.

CAPITAL SECURITIES

Item 7.  Capitalization.

(a) Furnish the following information as to each authorized class of securities of each of the Applicants.

Set forth below is certain information as to each authorized class of securities of each of the Applicants as of the date of this Application. Note that amounts are denominated in Indonesian Rupiah (“Rp.”) and as of February 18, 2013, Rp.9,680=US$1.00.

Blue Ocean Resources Pte. Ltd.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock	Not applicable	2,225,000
Preferred Stock	Not applicable	Nil

PT Central Proteinaprima Tbk.

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, Rp.100 per share	80,000,000,000	40,470,734,746

PT Centralpertiwi Bahari

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, Rp.100 per share	10,000,000,000	5,936,253,450

PT Centralwindu Sejati

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, Rp.1,000,000 per share	400,000	350,589

PT Central Panganpertiwi

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, Rp.1,000 per share	100,000,000	57,200,000

PT Marindolab Pratama

Title of Class	Amount Authorized	Amount Outstanding
Common Stock, Rp.1,000 per share	2,000,000	1,000,000

(b) Give a brief outline of the voting rights of each class of voting securities referred to in paragraph (a) above.

A holder of the Issuer’s Common Stock is entitled to one vote per share registered in such holder’s name.

A holder of the Issuer’s Preferred Stock is entitled to one vote per share registered in such holder’s name.

A holder of the Company’s Common Stock is entitled to one vote per share registered in such holder’s name.

A holder of CWS’ Common Stock is entitled to one vote per share registered in such holder’s name.

A holder of CPB’s Common Stock is entitled to one vote per share registered in such holder’s name.

A holder of Pratama’s Common Stock is entitled to one vote per share registered in such holder’s name.

A holder of CP Pertiwi’s Common Stock is entitled to one vote per share registered in such holder’s name.

INDENTURE SECURITIES

Item 8.  Analysis of Indenture provisions. Insert at this point the analysis of Indenture provisions required under Section 305(a)(2) of the TIA.

The Amended and Restated Notes will be issued under the Indenture. The following is a general description of certain provisions of the Indenture. This description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto and incorporated herein by reference.

(a) Events of Default; Withholding of Notice

The following events are defined as “Events of Default” in the Indenture:

(1)        default for thirty (30) days in the payment when due of interest on, or Additional Amounts, if any, with respect to, the Amended and Restated Notes;

(2)        default in the payment when due (at maturity, upon redemption or otherwise) of the principal of, or premium, if any, on, the Amended and Restated Notes;

(3)        failure by the Company or any of its Subsidiaries to comply with any other provisions of the Transaction Documents and such failure continues for thirty (30) days after the date on which the written notice of such failure is given to the Company or the Restricted Subsidiary by the Trustee or given to the Company or the Restricted Subsidiary and the Trustee by Noteholders of at least twenty-five percent (25%) in aggregate principal amount of the Amended and Restated Notes then outstanding;

(4)        failure by the Issuer to maintain the Collection Account and/or failure by the Company to instruct, and cause each of its Subsidiaries to instruct, its export customers, other than the Exempted Customers, to pay all receivables denominated in currencies other than Rupiah, to the Issuer and into the Collection Account in accordance with the provisions of the Indenture and the Cash Management Agreement, and/or failure by the Company and its Subsidiaries to pay amounts received by them in respect of receivables denominated in currencies other than Rupiah within five (5) days of receipt into the Collection Account in accordance with the terms of the Cash Management Agreement;

(5)        failure by the Issuer and/or the Company to ensure that any payment in respect of Revenue received into any of the BNI Accounts are paid into the Account Bank for deposit into the Collection Account within five (5) Business Days of receipt thereof in accordance with the terms of the Cash Management Agreement;

(6)        failure by the Issuer and/or the Company to ensure that the aggregate Revenue paid into any of the BNI Accounts in any fiscal year does not exceed twenty percent (20%) of the annual export sales of the Company and its Subsidiaries in such fiscal year;

(7)        failure by the Company or any of its Subsidiaries for sixty (60) days after notice to the Company by the Trustee or the Noteholders of at least twenty-five percent (25%) in aggregate principal amount of the Amended and Restated Notes then outstanding voting as a single class to comply with any of the other agreements in the Indenture;

(8)        it is or becomes unlawful for the Company, the Issuer or any other Pledgor to perform any of their respective obligations under any Transaction Documents and/or the Security Documents, or that the Company, the Issuer or any other Pledgor asserts that any Transaction Documents and/or any of the Security Documents is invalid or any Security Document is or becomes invalid;

(9)        default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a)       is caused by a failure to pay principal of, or interest or premium, if any, on, such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b)       results in the acceleration of such Indebtedness prior to its express maturity, and the aggregate amount then due and unpaid with respect to all such Payment Defaults then in existence under subclause (a), together with the aggregate principal amount of all such accelerated Indebtedness under subclause (b), exceeds US$15 million (or the Rupiah Equivalent of such amount at the time);

(10)     failure by the Company or any of its Subsidiaries to pay final non-appealable judgments entered by a court or courts of competent jurisdiction aggregating in excess of US$15 million (or its foreign currency equivalent at the time), which judgments are not paid, discharged or stayed for a period of sixty (60) days after the date specified for payment therein;

(11)     except as permitted by the Indenture, any Note Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any Guarantor, or any Person acting on behalf of any Guarantor, denies or disaffirms its obligations under its Note Guarantee;

(12)     the Issuer, the Company, or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, pursuant to or within the meaning of any applicable Bankruptcy Law or similar law for the relief of debtors:

(a)           commences a voluntary case for a declaration of bankruptcy;

(b)           consents to the entry of an order for relief against it in an involuntary case for a declaration of bankruptcy;

(c)           consents to the appointment of a custodian, receiver, trustee, assignee, liquidator or similar official of it or for any substantial part of its property;

(d)           makes a general assignment for the benefit of its creditors; or

(e)           takes any comparable action under any foreign laws relating to insolvency;

(13)     a court of competent jurisdiction enters an order or decree under any Bankruptcy Law or similar law for the relief of debtors, which order or decree remains undismissed, undischarged or unbonded for a period of sixty (60) days, that:

(a)           is for relief against the Issuer, the Company, or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, in an involuntary case;

(b)           appoints a custodian, receiver, trustee, assignee, liquidator or similar official of the Issuer, the Company, or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary, or any substantial part of the property of any of them;

(c)           orders the winding up or liquidation of the Issuer, the Company, or any of its Subsidiaries that is a Significant Subsidiary or any group of Subsidiaries that, taken together, would constitute a Significant Subsidiary; or

(d)           grants any similar relief under any foreign laws;

(14)     the failure by the Issuer or the Company to create or preserve, or cause any other Pledgor to create or preserve, a first-priority lien on the Collateral (subject to any Permitted Liens);

(15)     any default by the Company, the Issuer or any other Pledgor in the performance of any of its obligations under the Security Documents, which adversely affect the enforceability, validity, perfection or priority of the applicable Lien on the Collateral taken as a whole, in any material respect, or which adversely affects the condition or value of the Collateral, taken as a whole, in any material respect;

(16)     the Company, the Issuer or any other Pledgor denies or disaffirms its obligations under any Transaction Documents and/or any Security Document or, other than in accordance with the Indenture, the Transaction Documents and the Security Documents, any Transaction Documents and/or any Security Document ceases to be or is not in full force and effect or, other than in accordance with the Indenture, the Transaction Documents and the Security Documents, the Trustee and each of the Collateral Agents cease to have a first-priority Lien in the Collateral (subject to any Permitted Liens);

(17)     the failure by the Company, the Issuer or any other Pledgor to complete all the requisite steps under applicable laws and customary procedures to perfect the security interests in the initial Collateral required by the Indenture within fifteen (15) days of the date of the Indenture;

(18)     if at any time the Issuer ceases to be an export trading entity for the Company and its Subsidiaries or any failure, at any time, by the Company and its Subsidiaries to ensure that at least ninety-five percent (95%) of all receivables on account of export sales of its or their products denominated in currencies other than Rupiah are paid to the Issuer and into the Collection Account in accordance with the terms of the Cash Management Agreement;

(19)     failure by the Company to maintain, at all times during which the Amended and Restated Notes are outstanding, fifty percent (50%) of its cash and Cash Equivalents in US Dollars;

(20)     failure by the Issuer to repurchase the Amended and Restated Notes following a Change of Control as required under the Indenture;

(21)     failure by the Issuer and/or the Company to deliver any compliance certificate in the form and on the dates as required under the Indenture; and

(22)     failure of the common stock of the Company to be listed on the Indonesian Stock Exchange, or following the resumption of trading of the common stock of the Company on the Indonesian Stock Exchange, any suspension of trading of such common stock for a period of fifteen (15) or more consecutive trading days.

The Trustee may withhold from Noteholders of the Amended and Restated Notes notice of any continuing Default or Event of Default if it determines that withholding notice is in their interest, except a Default or Event of Default relating to the payment of principal, interest or premium, if any, or Additional Amounts, if any.

(b) Authentication and Delivery of the Notes; Use of Proceeds

An Officer shall sign the Amended and Restated Notes for the Issuer by manual or facsimile signature. If an Officer whose signature is on a New Note no longer holds that office at the time the Trustee authenticates the New Note, the New Note shall be valid nevertheless.

A New Note shall not be valid until an authorized signatory of the Trustee manually signs the certificate of authentication on the New Note. The signature shall be conclusive evidence that the New Note has been authenticated under the Indenture.

The Trustee shall act as the initial authenticating agent. Thereafter, the Trustee may appoint an authenticating agent reasonably acceptable to the Issuer to authenticate the Amended and Restated Notes.

There will be no proceeds from the issuance of the Amended and Restated Notes because the Amended and Restated Notes will be issued in exchange for the cancellation of the Existing Notes.

(c) Release and Substitution of Property Subject to Lien of the Indenture

The obligations of the Issuer under the Amended and Restated Notes and the Amended and Restated Indenture and the obligations of the Company and the Subsidiary Guarantors under the Note Guarantees provided by the Amended and Restated Indenture will be secured by a security package and shall initially consist of the following collateral (the “Collateral”):

•
a first priority fixed and floating charge over all of the assets of the Issuer, including (but not limited to) the Collection Account and all of the Issuer’s rights under the Advanced Purchase Agreements;

•	a first priority fixed charge over the BNI Accounts;
•	a first priority fixed charge by the Company of its capital stock in the Issuer;
•	a first priority pledge by the Company of its capital stock in each of the Subsidiary Guarantors; and
•	a first priority fixed charge by Whitemyer Corp of its capital stock in the Issuer.

The Issuer and the Company will enter into various security documents (the “Security Documents”) with the Collateral Agents to define the terms of the security for the Amended and Restated Notes and the Note Guarantees. These pledges will secure the payment and performance when due of all the obligations of the Issuer under the Amended and Restated Notes and the Amended and Restated Indenture and of the Guarantors under the Note Guarantees executed pursuant to the provisions of the Amended and Restated Indenture as provided in the Security Documents.

The security created in respect of the Collateral granted under the Security Documents may be released in certain instances, including:

•	upon full repayment of the Amended and Restated Notes and satisfaction of all other obligations outstanding under the Amended and Restated Indenture and the Security Documents;
•	upon satisfaction and discharge of the Amended and Restated Indenture;
•	upon a legal defeasance or covenant defeasance of the Amended and Restated Notes;
•	upon certain dispositions of the Collateral in accordance with the provisions described in the Amended and Restated Indenture; and
•	in whole or in part, with the consent of the Noteholders of the requisite percentage of Amended and Restated Notes in accordance with the provisions described in the Amended and Restated Indenture.

(d) Satisfaction and Discharge of the Indenture

The Indenture will be discharged and will cease to be of further effect as to all Amended and Restated Notes issued hereunder, when:

(a) either:

(i) all Amended and Restated Notes that have been authenticated, except lost, stolen or destroyed Amended and Restated Notes that have been replaced or paid and Amended and Restated Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(ii) all Amended and Restated Notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders of Amended and Restated Notes, cash in U.S. dollars, non-callable Government Securities, or a combination of cash in U.S. dollars and non-callable Government Securities, in amounts as will be sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the Amended and Restated Notes not delivered to the Trustee for cancellation for principal, premium and Additional Amounts, if any, and accrued interest to the date of maturity or redemption;

(b) no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) and the deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(c) the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer and the Guarantors under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee under the Indenture to apply the deposited money toward the payment of the Amended and Restated Notes at maturity or on the redemption date, as the case may be.

In addition, the Issuer shall deliver an Officers’ Certificate (and, if requested by the Trustee, an Opinion of Counsel) to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

(e) Evidence of Compliance with Conditions and Covenants of the Indenture

Each of the Issuer and the Company shall deliver to the Trustee within one hundred and twenty (120) days after the end of each fiscal year of the Company ending after the Amendment and Restatement Date and within fourteen (14) days of any request by the Trustee for the same, a compliance certificate in substantially the form attached as Exhibit D to the Indenture (a “Compliance Certificate”) stating that a review of its activities during the preceding fiscal year has been made under the supervision of the signing Officers with a view to determining whether it has kept, observed, performed and fulfilled its obligations under the Indenture and further stating, as to each such Officer signing such Compliance Certificate, that to the best of such Officer’s knowledge, after due inquiry, the Issuer, the Company and any other Guarantor during such preceding fiscal year has kept, observed, performed and fulfilled each and every such covenant and the obligations contained in the Indenture and the Amended and Restated Notes and no Default or Event of Default occurred during such year and at the date of such Compliance Certificate there is no Default or Event of Default that has occurred and is continuing or, if such Officers do know of such Default or Event of Default, the Compliance Certificate shall describe the Default or Event of Default and its status with particularity. The Compliance Certificate shall also notify the Trustee should either the Issuer or the Company elect to change the manner in which it fixes its fiscal year end.

So long as any Amended and Restated Notes are outstanding, the Company shall deliver written notice in the form of an Officers’ Certificate to the Trustee within thirty (30) days after the occurrence of any Default, setting forth the status of such Default and what action the Company is taking or proposes to take with respect thereto.

Upon any request or application by the Issuer or any Guarantor to the Trustee to take or refrain from taking any action under the Indenture, the Issuer or such Guarantor, as the case may be, shall furnish to the Trustee:

(a) an Officers’ Certificate in form and substance satisfactory to the Trustee stating that, in the opinion of the signers, all conditions precedent, if any, provided for in the Indenture relating to the proposed action have been complied with; and

(b) an Opinion of Counsel stating that, in the opinion of such counsel, all such conditions precedent have been complied with.

Item 9.  Other obligors. Give the name and complete mailing address of any person, other than the Applicants, who is an obligor upon the Indenture securities.

The Issuer’s obligations with respect to the Amended and Restated Notes will be guaranteed by the Parent Guarantor and the Subsidiary Guarantors, each of which is an Applicant under this Application. The mailing address of (a) each of the Parent Guarantor, CPB and CP Pertiwi is 19th Floor Wisma GKBI, Jl. Jend. Sudirman No. 28 Jakarta 10210, Indonesia, (b) Pratama is Jl. Modern Industri III Blok A9-10, Nambo Ilir, Kibin, Serang, Indonesia and (c) CWS is Jalan Berbek Industri I/24, Berbek, Waru, Sidoarjo, Indonesia.

CONTENTS OF APPLICATION FOR QUALIFICATION

This Application comprises:

(a) Pages numbered 1 to 19 , consecutively.

(b) The statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as trustee under the Indenture to be qualified (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of the Trustee.

Exhibit Number	Document
Exhibit T3A.1*	Articles of Blue Ocean Resources Pte. Ltd.
Exhibit T3A.2*	Articles of PT Central Proteinaprima Tbk.
Exhibit T3A.3*	Articles of PT Centralpertiwi Bahari
Exhibit T3A.4*	Articles of PT Centralwindu Sejati
Exhibit T3A.5*	Articles of PT Central Panganpertiwi
Exhibit T3A.6*	Articles of PT Marindolab Pratama
Exhibit T3B.1*	By-laws of Blue Ocean Resources Pte. Ltd.
Exhibit T3B.2*	By-laws of PT Central Proteinaprima Tbk.
Exhibit T3B.3*	By-laws of PT Centralpertiwi Bahari
Exhibit T3B.4*	By-laws of PT Centralwindu Sejati
Exhibit T3B.5*	By-laws of PT Central Panganpertiwi
Exhibit T3B.6*	By-laws of PT Marindolab Pratama
Exhibit T3C
Form of Indenture among Blue Ocean Resources Pte. Ltd., as Issuer, PT Central Proteinaprima Tbk., as Parent Guarantor, each of the Subsidiary Guarantors named therein and The Bank of New York Mellon, as Trustee

Exhibit T3D.1	Convening Order of the High Court of the Republic of Singapore
Exhibit T3D.2*	Final Sanction Order of the High Court of the Republic of Singapore
Exhibit T3E*	Scheme Document (including the Information Circular attached as Appendix 17 to the Scheme Document)
Exhibit T3F	TIA Cross Reference Sheet
_____________

* To be filed by amendment.

SIGNATURE

Pursuant to the requirements of the TIA, each of the Applicants below, each a corporation, has duly caused this Application to be signed on its behalf by the undersigned, thereunto duly authorized on the 19th day of February, 2013.

(SEAL)	THE COMMON SEAL OF BLUE OCEAN RESOURCES PTE. LTD. BE AFFIXED HEREUNTO IN ACCORDANCE WITH ITS ARTICLES OF ASSOCIATION

	By:	/s/ Martial Jean Francois Nicolas
	Name:	Martial Jean Francois Nicolas
	Title:	Director

	By:	/s/ Ng Hoon
	Name:	Ng Hoon
	Title:	Company Secretary

PT CENTRAL PROTEINAPRIMA TBK.

By:	/s/ Mahar Atanta Sembiring
Name:	Mahar Atanta Sembiring
Title:	President Director

By:	/s/ Saleh
Name:	Saleh
Title:	Director

PT CENTRALPERTIWI BAHARI

By:	/s/ Mahar Atanta Sembiring
Name:	Mahar Atanta Sembiring
Title:	President Director

By:	/s/ DR. Bambang Widigdo
Name:	DR. Bambang Widigdo
Title:	Director

PT CENTRALWINDU SEJATI

By:	/s/ Sutanto Surjadjaja
Name:	Sutanto Surjadjaja
Title:	President Director

By:	/s/ Drs. Isman Hariyanto
Name:	Drs. Isman Hariyanto
Title:	Director

PT CENTRAL PANGANPERTIWI

By:	/s/ mRT. Jimmy Joeng
Name:	mRT. Jimmy Joeng
Title:	President Director

By:	/s/ Fredy Robin Sumendap
Name:	Fredy Robin Sumendap
Title:	Director

PT MARINDOLAB PRATAMA

By:	/s/ Bambang Susanto
Name:	Bambang Susanto
Title:	President Director

By:	/s/ DR. Bambang Widigdo
Name:	DR. Bambang Widigdo
Title:	Director

EXHIBIT INDEX

Exhibit Number	Document
Exhibit T3A.1*	Articles of Blue Ocean Resources Pte. Ltd.
Exhibit T3A.2*	Articles of PT Central Proteinaprima Tbk.
Exhibit T3A.3*	Articles of PT Centralpertiwi Bahari
Exhibit T3A.4*	Articles of PT Centralwindu Sejati
Exhibit T3A.5*	Articles of PT Central Panganpertiwi
Exhibit T3A.6*	Articles of PT Marindolab Pratama
Exhibit T3B.1*	By-laws of Blue Ocean Resources Pte. Ltd.
Exhibit T3B.2*	By-laws of PT Central Proteinaprima Tbk.
Exhibit T3B.3*	By-laws of PT Centralpertiwi Bahari
Exhibit T3B.4*	By-laws of PT Centralwindu Sejati
Exhibit T3B.5*	By-laws of PT Central Panganpertiwi
Exhibit T3B.6*	By-laws of PT Marindolab Pratama
Exhibit T3C
Form of Indenture among Blue Ocean Resources Pte. Ltd., as Issuer, PT Central Proteinaprima Tbk., as Parent Guarantor, each of the Subsidiary Guarantors named therein and The Bank of New York Mellon, as Trustee

Exhibit T3D.1	Convening Order of the High Court of the Republic of Singapore
Exhibit T3D.2*	Final Sanction Order of the High Court of the Republic of Singapore
Exhibit T3E*	Scheme Document (including the Information Circular attached as Appendix 17 to the Scheme Document)
Exhibit T3F	TIA Cross Reference Sheet
Exhibit 25.1	Statement of eligibility and qualification on Form T-1 of The Bank of New York Mellon, as Trustee under the Indenture to be qualified
_____________

* To be filed by amendment.